

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 10, 2017

Mail Stop 4720

<u>Via E-mail</u>
Dale Gibbons
Chief Financial Officer
Western Alliance Bancorporation
One E. Washington Street, Suite 1400,
Phoenix, AZ 85004

> **Re: Western Alliance Bancorporation**
> **Form 10-K for the Fiscal Year Ended December 31, 2016**
> **Filed February 28, 2017**
> **File No. 001-32550**

Dear Mr. Gibbons:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

/s/ Gus Rodriguez

Gus Rodriguez
Accounting Branch Chief
Office of Financial Services